FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. AstraZeneca $360m Irish manufacturing investment

21 September 2021 07:00 BST

AstraZeneca to invest $360m in advanced manufacturing facility in Ireland

Investment will transform development and commercialisation of new medicines

AstraZeneca is planning on establishing a next-generation active pharmaceutical ingredient (API) manufacturing facility for small molecules near Dublin, Ireland to ensure the Company's global supply network is fit for future growth.

The new plant will allow for late-stage development and early commercial supply, adopting state of the art process technology and digital innovation that is designed to meet the needs of the Company's new medicines pipeline with speed and agility.

The $360m planned investment at the Alexion Campus in College Park, Dublin, is expected to create about 100 highly skilled direct jobs, including scientists and engineers, and further indirect jobs. The project, which will provide an important boost to the local economy and to the country's life-sciences sector, was developed with the support and collaboration of Ireland's investment agency, IDA Ireland.

Micheál Martin, Taoiseach, said: "I warmly welcome today's announcement from AstraZeneca that it is to establish its first ever manufacturing facility in Ireland. This $360 million investment represents a significant commitment to Ireland and will see 100 jobs being created. In choosing Ireland as the location for its new next-generation active pharmaceutical ingredient manufacturing facility, AstraZeneca joins the very strong and successful network of global life sciences companies we have in Ireland. I wish them every success with their operations here."

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: "This is a tremendously proud moment for us all at AstraZeneca and I am delighted that we are bringing this very significant investment to Dublin which, with the support of the IDA, will create highly skilled jobs, nurture the country's dynamic life sciences sector and allow for the development of high value-added medicines."

Pam Cheng, Executive Vice President, Global Operations and IT, said: "The future manufacturing of APIs for our medicines includes compounds with highly complex synthesis, requiring next generation technologies and capabilities that can respond quickly and nimbly to rapidly-changing clinical and commercial needs. This significant investment will ensure the AstraZeneca supply network is fit for the future."

The investment programme is expected to significantly reduce commercialisation lead times, costs and introduce more sustainable manufacturing processes, contributing to the Company's Ambition Zero Carbon programme. The industry-leading, future proof design of the plant will permit the addition of capability to manufacture a wide range of medicines, including new modalities such as antibody drug conjugates and oligonucleotides.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 September 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary